                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 40-8B25

                        APPLICATION FOR EXTENSION OF TIME

                                    811-22097
                       Investment Company Act File Number

                        Tortoise Gas and Oil Corporation
             (exact name of registrant as specified in its charter)

              Maryland                                    26-0302306
---------------------------------------     ------------------------------------
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)

11550 Ash Street, Suite 300
Leawood, Kansas                                             66211
----------------------------------------    ------------------------------------
(Address of principal executive offices)                  (Zip Code)

                                 (913) 981-1020
                         (Registrant's telephone number)

                                     PART I
                                   RULE 8b-25

Tortoise Gas and Oil Corporation (the "Company") files this Application for
Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of
1940, as amended (the "Investment Company Act") (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Semi-Annual Report for
Registered Investment Companies on Form N-SAR for the six month period ending
November 30, 2008, which is to be filed pursuant to Rule 30b1-1 under the
Investment Company Act, be extended from January 29, 2009 to March 15, 2009 as provided in Rule 8b-25.

Due to the availability of more current information related to the calculation of the Company's deferred tax asset, the Company is not able to finalize the presentation of these assets in its financial statements for a timely filing of its Form N-SAR. The Company is working diligently to process this information and its Form N-SAR will be completed and filed with the Securities and Exchange
Commission as soon as practicable.

The Company believes that the extension of time requested in this Application will not disadvantage trading in its shares since the shares were initially offered in a private placement and no trading market exists for the shares.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above make it impractical for the Company to furnish a Form N-SAR by January 29, 2009.
Further, the Company strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

                                     PART II
                                OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Terry Matlack                          913                       981-1020
----------------              --------------------       -----------------------
(Name)                             (Area Code)              (Telephone Number)

                                   SIGNATURES

     The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TORTOISE GAS AND OIL CORPORATION

                                       By:  /s/ Terry Matlack
                                          --------------------------------------
                                            Terry Matlack
                                            Chief Financial Officer

January 29, 2009